UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 23, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hammerhead Energy Inc.

File No. 5-94006 – CTR#3791

Hammerhead Energy Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Schedule TO filed on April 28, 2023.

Based on representations by Hammerhead Energy Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (b)(1)
Exhibit (b)(2)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Associate Director
Division of Corporation Finance